Exhibit 99.1

JOYY Reports Third Quarter 2022 Unaudited Financial Results

Singapore, November 29, 2022 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the third quarter of 2022.

Third Quarter 2022 Financial Highlights1

●	Net revenues were US$586.7 million, compared to US$650.5 million in the corresponding period of 2021.

●      Net income from continuing operations attributable to controlling interest of JOYY2 was US$515.3 million, compared to net income of US$7.5 million in the corresponding period of 2021.

●      Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY3 was US$76.9 million, compared to non-GAAP net income of US$35.1 million in the corresponding period of 2021, primarily as a result of improved gross margin, disciplined marketing spending and enhanced operating efficiency at the group level.

Third Quarter 2022 Operational Highlights

●      Average mobile MAUs4 of Bigo Live increased by 14.2% to 35.4 million from 31.0 million in the corresponding period of 2021.

●      Average mobile MAUs of Likee decreased by 34.1% to 50.6 million from 76.8 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●      Average mobile MAUs of Hago decreased by 29.6% to 7.6 million from 10.8 million in the corresponding period of 2021, primarily due to reduced spending on user acquisition via advertisement.

●      Global average mobile MAUs decreased by 6.6% to 269.8 million from 288.8 million in the corresponding period of 2021, primarily due to the decrease in average mobile MAUs of Likee and Hago.

●      Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 decreased by 0.5% to 1.51 million from 1.52 million in the corresponding period of 2021.

●      Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 decreased to US$259.8 from US$307.9 in the corresponding period of 2021.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “Our forward-looking strategic planning and effective execution of our optimization measures delivered another quarter of improved profitability in spite of the volatile macro environment. We continued to execute our long-term growth strategy, focusing on product upgrades and emphasizing diverse localized content offerings. As a result, we achieved a steady and efficient expansion of Bigo Live’s user community, growing Bigo Live’s MAUs by 14.2% year over year to 35.4 million.”

“We remain focused on building our long-term capabilities and delivering value to users and creators by iterating and evolving our diversified global product matrix,” said Mr. David Xueling Li. “We are confident that our long-term efforts will further enhance our users’ social and entertainment experience, and ultimately boost the growth of our user community and global business. Looking ahead, we will be adaptive and responsive to the macro environment and continue to bolster our resilience and optimize our efficiency. As we are becoming increasingly efficient, we will be better positioned to capture long-term growth opportunities and generate sustainable shareholder value.”

Third Quarter 2022 Financial Results

NET REVENUES

Net revenues were US$586.7 million in the third quarter of 2022, compared to US$650.5 million in the corresponding period of 2021.

Live streaming revenues were US$542.8 million in the third quarter of 2022, compared to US$612.2 million in the corresponding period of 2021, primarily due to the decrease in the average revenue per paying user of BIGO, as global macroeconomic uncertainties and the appreciation of U.S. dollars against certain other local currencies negatively affected users’ paying activities.

Other revenues increased by 14.6% to US$44.0 million in the third quarter of 2022 from US$38.4 million in the corresponding period of 2021.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues decreased by 16.7% to US$366.5 million in the third quarter of 2022 from US$439.8 million in the corresponding period of 2021. Revenue-sharing fees and content costs were US$245.8 million in the third quarter of 2022, compared to US$290.1 million in the corresponding period of 2021.

Gross profit increased by 4.5% to US$220.2 million in the third quarter of 2022 from US$210.8 million in the corresponding period of 2021. Gross margin improved to 37.5% in the third quarter of 2022 from 32.4% in the corresponding period of 2021, primarily due to optimization of revenue sharing cost and other operational costs.

OPERATING EXPENSES AND INCOME

Operating expenses decreased by 3.1% to US$202.2 million in the third quarter of 2022 from US$208.7 million in the corresponding period of 2021. Among the operating expenses, sales and marketing expenses decreased to US$96.8 million in the third quarter of 2022 from US$106.3 million in the corresponding period of 2021, primarily due to the Company’s reduced spending on user acquisition via advertisement for Likee and Hago.

Operating income was US$19.8 million in the third quarter of 2022, compared to US$6.9 million in the corresponding period of 2021. Operating income margin was 3.4% in the third quarter of 2022, compared to 1.1% in the corresponding period of 2021, primarily as a result of disciplined marketing spending and enhanced operating efficiency at the group level.

Non-GAAP operating income7 was US$43.1 million in the third quarter of 2022, compared to US$31.3 million in the corresponding period of 2021. Non-GAAP operating income margin8 was 7.4% in the third quarter of 2022, compared to 4.8% in the corresponding period of 2021.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$515.3 million in the third quarter of 2022, compared to US$7.5 million in the corresponding period of 2021, mainly due to the one-off remeasurement gain of the Company’s previously held equity investment accounted under equity method recorded upon the Company’s consolidation of the investee as announced on August 22, 2022, as part of the “gain on fair value change of investments.” Net income margin was 87.8% in the third quarter of 2022, compared to net income margin of 1.2% in the corresponding period of 2021.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$76.9 million in the third quarter of 2022, compared to non-GAAP net income of US$35.1 million in the corresponding period of 2021. Non-GAAP net income margin9 was 13.1% in the third quarter of 2022, compared to non-GAAP net income margin of 5.4% in the corresponding period of 2021.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS10 was US$6.28 in the third quarter of 2022, compared to US$0.07 in the corresponding period of 2021.

Non-GAAP diluted net income from continuing operations per ADS11 was US$0.96 in the third quarter of 2022, compared to US$0.42 in the corresponding period of 2021.

BALANCE SHEET AND CASH FLOWS

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,276.7 million. For the third quarter of 2022, net cash inflow from operating activities was US$117.1 million.

SHARES OUTSTANDING

As of September 30, 2022, the Company had a total of 1,416.9 million common shares, or the equivalent of 70.8 million ADSs, outstanding.

Business Outlook

For the fourth quarter of 2022, the Company expects net revenues to be between US$594 million and US$619 million. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact from increasing macroeconomic uncertainties.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the fourth quarter of 2020. On November 16, 2020, the Company’s board of directors announced an additional quarterly dividend policy. Based on these two dividend policies, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the third quarter of 2022, which is expected to be paid on January 6, 2023 to shareholders of record as of the close of business on December 23, 2022. The ex-dividend date will be December 22, 2022. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In November 2021, the Company announced that its board of directors has authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022. (the “2021 Share Repurchase Program”). During the third quarter of 2022, the Company had repurchased approximately US$14.1 million of its shares pursuant to the 2021 Share Repurchase Program. In November 2022, the Company’s board of directors has authorized the continued usage of the unutilized quota under the 2021 Share Repurchase Program, which amounted to US$800 million, for another 12-month period beginning from the date hereof.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Monday, November 28, 2022 (10:00 AM Singapore/Hong Kong Time on Tuesday, November 29, 2022). Details for the conference call are as follows:

Event Title:	JOYY Inc. Third Quarter 2022 Earnings Conference Call
Conference ID:	#10027104

All participants may use the link provided below to complete the online registration process in advance of the conference call. Upon registration, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10027104-dyft5d.html

A live and archived webcast of the conference call will also be available at the Company's investor relations website at https://ir.joyy.com.

The replay will be accessible through December 6, 2022, by dialing the following numbers:

United States:	1-855-883-1031
Singapore: Hong Kong:	800-101-3223 800-930-639
Conference ID:	#10027104

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social networking, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the global online communication social platform market; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in global economic and business conditions; the impact of the COVID-19 to JOYY’s business operations and the global economy; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments(refers to share of income (loss) from equity method investments resulting from non-recurring or non-cash items of the equity method investments), gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1            On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the future, including necessary regulatory approvals from government authorities. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended September 30, 2021, June 30, 2022 and September 30, 2022 as well as the continuing operations for the nine months ended September 30, 2021 and September 30, 2022 as presented in this press release primarily consisted of BIGO, excluding YY Live.

2            Net income (loss) from continuing operations attributable to controlling interest of JOYY, is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3            Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, gain (loss) on extinguishment of debt and derivative, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$438.3 million and US$27.6 million in the third quarter of 2022 and 2021, respectively. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more details.

4            Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5            The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6            Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7            Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

8            Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

9            Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10            ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11            Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of non-GAAP diluted net income (loss) per ADS. Please refer to the section titled “Unaudited Reconciliation of GAAP and Non-GAAP Results” for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2021	September 30, 2022
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,837,185	1,226,602
Restricted cash and cash equivalents	297,022	301,983
Short-term deposits	1,604,198	2,219,295
Restricted short-term deposits	285	47,493
Short-term investments	946,543	481,324
Accounts receivable, net	114,372	113,268
Amounts due from related parties	56,984	609
Prepayments and other current assets(1)	213,733	208,680

Total current assets	5,070,322	4,599,254

Non-current assets
Investments	1,022,455	1,025,374
Property and equipment, net	365,392	335,690
Land use rights, net	370,052	326,181
Intangible assets, net	312,082	414,341
Right-of-use assets, net	16,565	29,878
Goodwill	1,958,263	2,656,137
Other non-current assets	4,881	6,388

Total non-current assets	4,049,690	4,793,989

Total assets	9,120,012	9,393,243

Liabilities, mezzanine equity and shareholders’ equity
Short-term loan	-	36,536
Accounts payable	18,011	42,616
Deferred revenue	60,910	81,859
Advances from customers	3,426	4,395
Income taxes payable	65,738	74,299
Accrued liabilities and other current liabilities(1)	2,345,838	2,316,555
Amounts due to related parties	6,931	2,943
Lease liabilities due within one year	11,041	10,635
Convertible bonds	-	447,581

Total current liabilities	2,511,895	3,017,419

Non-current liabilities
Convertible bonds	924,077	402,534
Lease liabilities	5,734	19,758
Deferred revenue	6,422	8,037
Deferred tax liabilities	36,214	61,266
Other non-current liabilities	7,372	428

Total non-current liabilities	979,819	492,023

Total liabilities	3,491,714	3,509,442

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2021	September 30, 2022
	US$	US$
Mezzanine equity	65,833	89,766

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,317,840,464 shares issued and 1,146,336,305 shares outstanding as of December 31, 2021; 1,317,840,464 shares issued and 1,090,350,191 shares outstanding as of September 30, 2022, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2021 and September 30, 2022, respectively)	3	3
Treasury Shares (US$0.00001 par value; 171,504,159 and 227,490,273 shares held as of December 31, 2021 and September 30, 2022, respectively)	(526,724)	(626,458)
Additional paid-in capital	3,246,523	3,276,112
Statutory reserves	26,804	26,804
Retained earnings	2,712,534	3,105,040
Accumulated other comprehensive income	69,175	(229,129)

Total JOYY Inc.’s shareholders’ equity	5,528,328	5,552,385

Non-controlling interests	34,137	241,650

Total shareholders’ equity	5,562,465	5,794,035

Total liabilities, mezzanine equity and shareholders’ equity	9,120,012	9,393,243

(1)	JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified and presented all the related assets and liabilities related to YY Live business on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Net revenues
Live streaming(1)	612,163	565,239	542,757	1,855,922	1,698,095
Others	38,382	30,859	43,972	99,420	108,512

Total net revenues	650,545	596,098	586,729	1,955,342	1,806,607

Cost of revenues(2)	(439,761)	(377,671)	(366,514)	(1,340,963)	(1,166,809)

Gross profit	210,784	218,427	220,215	614,379	639,798

Operating expenses(2)
Research and development expenses	(62,726)	(62,876)	(61,207)	(250,475)	(188,181)
Sales and marketing expenses	(106,275)	(98,415)	(96,841)	(355,830)	(299,623)
General and administrative expenses	(39,674)	(23,680)	(44,165)	(195,388)	(99,940)

Total operating expenses	(208,675)	(184,971)	(202,213)	(801,693)	(587,744)

Gain on disposal of subsidiaries	-	-	-	4,959	-
Other income	4,755	5,286	1,825	15,099	12,852

Operating income (loss)	6,864	38,742	19,827	(167,256)	64,906

Interest expenses	(3,450)	(3,356)	(3,163)	(11,210)	(9,588)
Interest income and investment income	24,462	17,942	24,967	69,961	61,128
Foreign currency exchange (losses) gain, net	(3,776)	12,509	15,564	(11,194)	24,709
(Loss) gain on disposal and deemed disposal of investments	(26,708)	(393)	223	(21,689)	1,748
(Loss) gain on fair value change of investments	(12,549)	1,282	430,622	(28,541)	411,772
Gain on extinguishment of debt and derivative	1	4,017	56,159	1,267	62,291
Other non-operating expenses	-	-	-	(381)	-

(Loss) income before income tax expenses	(15,156)	70,743	544,199	(169,043)	616,966

Income tax expenses	(4,215)	(22,944)	(7,881)	(22,664)	(30,020)

(Loss) income before share of income (loss) in equity method investments, net of income taxes	(19,371)	47,799	536,318	(191,707)	586,946

Share of income (loss) in equity method investments, net of income taxes	23,496	(32,837)	(26,800)	(5,929)	(95,326)

Net income (loss) from continuing operations	4,125	14,962	509,518	(197,636)	491,620

Net income from discontinued operations	-	-	-	35,567	-

Net income (loss)	4,125	14,962	509,518	(162,069)	491,620

Net loss attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	3,416	3,689	5,735	8,530	14,807

Net income (loss) attributable to controlling interest of JOYY Inc.	7,541	18,651	515,253	(153,539)	506,427

Net income (loss) from continuing operations attributable to controlling interest of JOYY Inc.	7,541	18,651	515,253	(189,106)	506,427
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	-	-	-	35,567	-

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,250)	(1,250)	(1,396)	(3,986)	(3,896)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(3,000)	(3,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	5,291	16,401	512,857	(160,525)	499,531
Including:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	5,291	16,401	512,857	(196,092)	499,531
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	-	-	-	35,567	-

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Net income (loss) per ADS
—Basic	0.07	0.23	7.12	(2.05)	6.90
Continuing operations	0.07	0.23	7.12	(2.50)	6.90
Discontinued operations	-	--	-	0.45	-
—Diluted	0.07	0.23	6.28	(2.05)	6.15
Continuing operations	0.07	0.23	6.28	(2.50)	6.15
Discontinued operations	-	-	-	0.45	-

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	78,362,550	71,893,282	72,060,234	78,517,918	72,421,032
—Diluted	79,241,210	72,586,310	82,157,570	78,517,918	82,731,200

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
PRC	123,486	137,246	133,292	346,525	404,668
Non-PRC	488,677	427,993	409,465	1,509,397	1,293,427

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Cost of revenues	1,554	1,344	1,056	6,117	6,945
Research and development expenses	5,319	5,093	6,649	18,242	18,152
Sales and marketing expenses	143	282	(62)	1,002	471
General and administrative expenses	1,877	2,026	2,182	(2,505)	7,538

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2021	June 30, 2022	September 30, 2022	September 30, 2021	September 30, 2022
	US$	US$	US$	US$	US$
Operating income (loss)	6,864	38,742	19,827	(167,256)	64,906
Share-based compensation expenses	8,893	8,745	9,825	22,856	33,106
Amortization of intangible assets from business acquisitions	12,388	12,365	13,474	44,374	38,248
Impairment of investments	3,133	-	-	93,632	-
Gain on disposal of subsidiaries	-	-	-	(4,959)	-

Non-GAAP operating income (loss)	31,278	59,852	43,126	(11,353)	136,260

Net income (loss) from continuing operations	4,125	14,962	509,518	(197,636)	491,620
Share-based compensation expenses	8,893	8,745	9,825	22,856	33,106
Amortization of intangible assets from business acquisitions	12,388	12,365	13,474	44,374	38,248
Impairment of investments	3,133	-	-	93,632	-
Gain on disposal of subsidiaries	-	-	-	(4,959)	-
Loss (gain) on disposal and deemed disposal of investments	26,708	393	(223)	21,689	(1,748)
Loss (gain) on fair value change of investments	12,549	(1,282)	(430,622)	28,541	(411,772)
Reconciling items on the share of equity method investments	(35,682)	12,774	26,679	(5,972)	50,596
Gain on extinguishment of debt and derivative	(1)	(4,017)	(56,159)	(1,267)	(62,291)
Interest expenses related to the convertible bonds’ amortization to face value	714	619	601	2,121	1,849
Income tax effects on non-GAAP adjustments	(765)	3,833	(2,591)	(740)	(3,276)

Non-GAAP net income from continuing operations	32,062	48,392	70,502	2,639	136,332

Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	5,291	16,401	512,857	(196,092)	499,531
Share-based compensation expenses	8,893	8,745	9,825	22,856	33,106
Amortization of intangible assets from business acquisitions	12,388	12,365	13,474	44,374	38,248
Impairment of investments	3,133	-	-	93,632	-
Gain on disposal of subsidiaries	-	-	-	(4,959)	-
Loss (gain) on disposal and deemed disposal of investments	26,708	393	(223)	21,689	(1,748)
Loss (gain) on fair value change of investments	12,549	(1,282)	(430,622)	28,541	(411,772)
Reconciling items on the share of equity method investments	(35,682)	12,774	26,679	(5,972)	50,596
Gain on extinguishment of debt and derivative	(1)	(4,017)	(56,159)	(1,267)	(62,291)
Interest expenses related to the convertible bonds’ amortization to face value	714	619	601	2,121	1,849
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	2,250	2,250	2,396	6,986	6,896
Income tax effects on non-GAAP adjustments	(765)	3,833	(2,591)	(740)	(3,276)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(342)	(629)	698	(565)	(1,861)

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	35,136	51,452	76,935	10,604	149,278
Non-GAAP net income from continuing operations per ADS
—Basic	0.45	0.72	1.07	0.14	2.06
—Diluted	0.42	0.65	0.96	0.13	1.89
Weighted average number of ADS used in calculating Non-GAAP net income from continuing operations per ADS
—Basic	78,362,550	71,893,282	72,060,234	78,517,918	72,421,032
—Diluted	89,920,289	82,225,273	82,157,570	80,936,552	82,731,200

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2022
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	459,020	83,737	-	542,757
Others	24,312	19,709	(49)	43,972

Total net revenues	483,332	103,446	(49)	586,729

Cost of revenues(2)	(292,662)	(73,901)	49	(366,514)

Gross profit	190,670	29,545	-	220,215
Operating expenses(2)
Research and development expenses	(35,618)	(25,589)	-	(61,207)
Sales and marketing expenses	(75,460)	(21,381)	-	(96,841)
General and administrative expenses	(22,715)	(21,450)	-	(44,165)
Total operating expenses	(133,793)	(68,420)	-	(202,213)

Other income	1,088	737	-	1,825

Operating income (loss)	57,965	(38,138)	-	19,827

Interest expenses	(1,242)	(2,873)	952	(3,163)
Interest income and investment income	2,439	23,480	(952)	24,967
Foreign currency exchange gains, net	15,388	176	-	15,564
Gain on extinguishment of debt and derivative	-	56,159	-	56,159
Gain on disposal and deemed disposal of investments	-	223	-	223
Gain on fair value change of investments	367	430,255	-	430,622

Income before income tax expenses	74,917	469,282	-	544,199

Income tax expenses	(4,435)	(3,446)	-	(7,881)

Income before share of loss in equity method investments, net of income taxes	70,482	465,836	-	536,318

Share of loss in equity method investments, net of income taxes	-	(26,800)	-	(26,800)

Net income from continuing operations	70,482	439,036	-	509,518

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2022
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	357	699	1,056
Research and development expenses	3,231	3,418	6,649
Sales and marketing expenses	(158)	96	(62)
General and administrative expenses	766	1,416	2,182

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2022
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	57,965	(38,138)	19,827
Share-based compensation expenses	4,196	5,629	9,825
Amortization of intangible assets from business acquisitions	11,225	2,249	13,474

Non-GAAP operating income (loss)	73,386	(30,260)	43,126

Net income from continuing operations	70,482	439,036	509,518
Share-based compensation expenses	4,196	5,629	9,825
Amortization of intangible assets from business acquisitions	11,225	2,249	13,474
Gain on fair value change of investments	(367)	(430,255)	(430,622)
Gain on disposal and deemed disposal of investments	-	(223)	(223)
Reconciling items on the share of equity method investments	-	26,679	26,679
Gain on extinguishment of debt and derivative	-	(56,159)	(56,159)
Interest expenses related to the convertible bonds’ amortization to face value	-	601	601
Income tax effects on non-GAAP adjustments	(1,415)	(1,176)	(2,591)

Non-GAAP net income (loss) from continuing operations	84,121	(13,619)	70,502

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2022
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	480,446	84,793	-	565,239
Others	22,197	8,795	(133)	30,859

Total net revenues	502,643	93,588	(133)	596,098

Cost of revenues(2)	(309,271)	(68,533)	133	(377,671)

Gross profit	193,372	25,055	-	218,427

Operating expenses(2)
Research and development expenses	(45,997)	(16,879)	-	(62,876)
Sales and marketing expenses	(78,690)	(19,725)	-	(98,415)
General and administrative expenses	(11,100)	(12,580)	-	(23,680)

Total operating expenses	(135,787)	(49,184)	-	(184,971)

Other income	3,601	1,685	-	5,286

Operating income (loss)	61,186	(22,444)	-	38,742

Interest expenses	(1,117)	(3,096)	857	(3,356)
Interest income and investment income	1,750	17,049	(857)	17,942
Foreign currency exchange gain (losses), net	12,839	(330)	-	12,509
Gain on extinguishment of debt and derivative	-	4,017	-	4,017
Loss on disposal and deemed disposal of investments	-	(393)	-	(393)
Gain on fair value change of investments	-	1,282	-	1,282

Income (loss) before income tax expenses	74,658	(3,915)	-	70,743

Income tax expenses	(8,583)	(14,361)	-	(22,944)

Income (loss) before share of loss in equity method investments, net of income taxes	66,075	(18,276)	-	47,799

Share of loss in equity method investments, net of income taxes	-	(32,837)	-	(32,837)

Net income (loss) from continuing operations	66,075	(51,113)	-	14,962

(1)	The elimination mainly consists of revenues and expenses generated from services among Bigo and all other segments, and interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2022
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	918	426	1,344
Research and development expenses	2,994	2,099	5,093
Sales and marketing expenses	193	89	282
General and administrative expenses	1,357	669	2,026

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2022
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	61,186	(22,444)	38,742
Share-based compensation expenses	5,462	3,283	8,745
Amortization of intangible assets from business acquisitions	11,225	1,140	12,365

Non-GAAP operating income (loss)	77,873	(18,021)	59,852

Net income (loss) from continuing operations	66,075	(51,113)	14,962
Share-based compensation expenses	5,462	3,283	8,745
Amortization of intangible assets from business acquisitions	11,225	1,140	12,365
Gain on fair value change of investments	-	(1,282)	(1,282)
Loss on disposal and deemed disposal of investments	-	393	393
Reconciling items on the share of equity method investments	-	12,774	12,774
Gain on extinguishment of debt and derivative	-	(4,017)	(4,017)
Interest expenses related to the convertible bonds’ amortization to face value	-	619	619
Income tax effects on non-GAAP adjustments	3,578	255	3,833

Non-GAAP net income (loss) from continuing operations	86,340	(37,948)	48,392

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2021
	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$
Net revenues
Live streaming	544,718	67,445	-	612,163
Others	24,031	14,351	-	38,382

Total net revenues	568,749	81,796	-	650,545

Cost of revenues(2)	(373,534)	(66,227)	-	(439,761)

Gross profit	195,215	15,569	-	210,784
Operating expenses(2)
Research and development expenses	(51,281)	(11,445)	-	(62,726)
Sales and marketing expenses	(88,945)	(17,330)	-	(106,275)
General and administrative expenses	(20,959)	(18,715)	-	(39,674)

Total operating expenses	(161,185)	(47,490)	-	(208,675)

Other income	4,024	731	-	4,755

Operating income (loss)	38,054	(31,190)	-	6,864

Interest expenses	(393)	(3,392)	335	(3,450)
Interest income and investment income	344	24,453	(335)	24,462
Foreign currency exchange losses, net	(2,689)	(1,087)	-	(3,776)
Gain on extinguishment of debt and derivative	1	-	-	1
Loss on disposal and deemed disposal of investments	-	(26,708)	-	(26,708)
Loss on fair value change of investments	-	(12,549)	-	(12,549)

Income (loss) before income tax expenses	35,317	(50,473)	-	(15,156)

Income tax expenses	(2,451)	(1,764)	-	(4,215)

Income (loss) before share of income in equity method investments, net of income taxes	32,866	(52,237)	-	(19,371)

Share of income in equity method investments, net of income taxes	-	23,496	-	23,496

Net income (loss) from continuing operations	32,866	(28,741)	-	4,125

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2021
	Bigo	All other	Total
	US$	US$	US$
Cost of revenues	915	639	1,554
Research and development expenses	2,579	2,740	5,319
Sales and marketing expenses	(7)	150	143
General and administrative expenses	669	1,208	1,877

JOYY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2021
	Bigo	All other	Total
	US$	US$	US$
Operating income (loss)	38,054	(31,190)	6,864
Share-based compensation expenses	4,156	4,737	8,893
Amortization of intangible assets from business acquisitions	11,225	1,163	12,388
Impairment of investments	-	3,133	3,133

Non-GAAP operating income (loss)	53,435	(22,157)	31,278

Net income (loss) from continuing operations	32,866	(28,741)	4,125
Share-based compensation expenses	4,156	4,737	8,893
Amortization of intangible assets from business acquisitions	11,225	1,163	12,388
Impairment of investments	-	3,133	3,133
Loss on fair value change of investments	-	12,549	12,549
Loss on disposal and deemed disposal of investments	-	26,708	26,708
Reconciling items on the share of equity method investments	-	(35,682)	(35,682)
Gain on extinguishment of debt and derivative	(1)	-	(1)
Interest expenses related to the convertible bonds’ amortization to face value	-	714	714
Income tax effects on non-GAAP adjustments	1,388	(2,153)	(765)

Non-GAAP net income (loss) from continuing operations	49,634	(17,572)	32,062